FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of August 2009 (No. 5)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Entry into a Standby Equity Purchase Agreement

        On August 11, 2009, we entered into a Standby Equity Purchase Agreement, or SEPA, with YA Global Master SPV Ltd., or YA Global. The SEPA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $25 million of our ordinary shares over a two-year commitment period. The Company will issue the ordinary shares under the SEPA pursuant to its effective Registration Statement on Form F-3 (Registration No. 333-148747) that was filed with the Securities and Exchange Commission using a “shelf” registration process.

        From time to time, and at our sole discretion, we may present YA Global with advance notices to purchase our ordinary shares. For each ordinary share purchased under the SEPA, YA Global will pay 97% of the lowest volume weighted average price, or VWAP, of the ordinary shares on the Tel-Aviv Stock Exchange during the five trading day pricing period following the advance notice. The aggregate amount of each advance requested cannot exceed $900,000, unless otherwise mutually agreed to by us and YA Global. The amount issued pursuant to any advance also cannot cause the aggregate number of ordinary shares beneficially owned by YA Global and its affiliates to exceed 4.99% of the then outstanding ordinary shares. If an advance notice requests the purchase of shares exceeding any of these amounts, that portion of the advance notice will be deemed to be automatically withdrawn.

        Promptly after the end of the five trading day period following delivery of the advance notice, we will deliver to YA Global the requisite number of shares against payment by YA Global of the advance amount requested, subject to our satisfaction of certain conditions under the SEPA. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. We may continue to deliver additional advance notices until the commitment amount is purchased or the expiration of the two-year period.

        For each advance notice, we may indicate a minimum acceptable price, which cannot be more than 95% of the last closing price of our ordinary shares on the Tel-Aviv Stock Exchange at the time of delivery of the advance notice. If during the five trading day pricing period following any advance notice the VWAP for the ordinary shares is below the indicated minimum acceptable price, the amount of the advance will generally be reduced by 20% for each day the VWAP is below the minimum acceptable price and that trading day will be excluded from the pricing period for purposes of determining the purchase price.

        The SEPA provides for the payment of a $650,000 commitment fee to YA Global which may be paid either in cash, in our ordinary shares (using the VWAP on the Tel-Aviv Stock Exchange on the day immediately preceding the payment date) or some combination of cash and ordinary shares. We are required to pay $200,000 of the commitment fee on the date of the delivery by us of the first advance notice under the SEPA, $200,000 six months following the first advance notice date and $250,000 twelve months following the first advance notice date.

        We may terminate the SEPA upon 15 trading days’ prior notice to YA Global, as long as there are no advances outstanding and we have paid to YA Global all amounts then due.

        Commencement of draw downs under the SEPA is subject to our obtaining certain regulatory approvals including the approval of the Tel-Aviv Stock Exchange.

        A copy of the SEPA is attached hereto as Exhibit 99.1 and is hereby incorporated by reference into our Registration Statement No. 333-148747 on Form F-3, as amended or supplemented, and our other effective registration statements.

EXHIBIT NO.	DESCRIPTION

99.1	Standby Equity Purchase Agreement by and among Tower Semiconductor Ltd. and YA Global Master SPV Ltd., dated as of August 11, 2009.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary